UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of September, 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Celebrates Shipment of Its 100 Millionth Connected Device

Since launching the world’s first cellular embedded module in 1997, Sierra Wireless has shipped over 100 million devices to connect the Internet of Things

LAS VEGAS--(BUSINESS WIRE)--September 9, 2014--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is celebrating a major achievement in the company’s history, having shipped over 100 million connected devices on more than 80 networks worldwide since it developed the world’s first embedded cellular module in 1997.

“Providing innovative wireless solutions that connect the Internet of Things has been fundamental to our business success and we’re excited to play a key role in this rapidly expanding industry,” said Jason Cohenour, President and CEO of Sierra Wireless. “Throughout our 21-year history, we have been privileged to deliver market leading wireless solutions that are helping organizations become more efficient, improve operations, and expand their business models. We are very proud of achieving this 100 million device milestone and look forward to continuing to help our global customers and partners achieve their business objectives.”

Sierra Wireless is ranked number one in the world in machine-to-machine (M2M) cellular embedded modules1 and has the most comprehensive portfolio of wireless M2M devices including 2G, 3G, and 4G modules and gateways. The company is the recognized leader in 4G LTE and remains focused on technology leadership, developing innovative solutions that make M2M wireless communications easier to integrate, deploy, and maintain.

“Sierra Wireless has a strong history of innovation and we have been first-to-market with the world’s smallest module, embedded development platform, embedded SIM, cloud based device management, interchangeable modules and 4G LTE solutions,” said Philippe Guillemette, Chief Technology Officer at Sierra Wireless. “We recently introduced Legato, the industry’s first open-source embedded development platform for M2M, based on Linux. We are committed to an open-source strategy because we believe that it will drive innovation in the Internet of Things the way that it has in so many other areas of technology development, by enabling developers to get their applications to market faster and easier. Supported by a growing development community, Legato offers a foundation for building the next 100 million connected devices.”

Legato is built into the latest generation of smart modules from Sierra Wireless and is pre-integrated with the AirVantage® M2M Cloud, which provides a comprehensive set of device management capabilities, along with a robust set of APIs that allow organizations to collect, integrate, and utilize the data from their connected assets.

The combination of smart modules, Legato, and AirVantage Cloud provides customers and partners with a complete device-to-cloud platform, enabling them to rapidly build and deploy their Internet of Things solution. With a market-leading position, the company will continue to drive innovation through collaboration with its customers and industry partners, as well as through acquisitions that expand its presence in the Internet of Things.

CTIA Super Mobility Week 2014

Sierra Wireless will be showcasing the company’s latest innovations for the Internet of Things at CTIA Super Mobility Week, September 9 to 11 at the Sands Convention Center in Las Vegas. Attendees are welcome to visit us at stand 6026 in the M2M Zone.

Innovation Timeline:

For a timeline of innovations that span the company’s history, please visit www.sierrawireless.com/AboutUs/History_of_Innovation. To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“Open AT,” “Legato,” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

_____________________________
1 ABI Research report, July 2014

CONTACT:
Sierra Wireless
Sharlene Myers, +1 604-232-1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	September 9, 2014